3
311

BB 3/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

03013574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47616

SEC RECEIVED MAR - 3 2003 WASH., D.C. 181 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAY CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVE STE 301
(No. and Street)

NY	NY	10106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE E. MAY — 212-261-1882
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT N. NEVITH CPA
(Name — if individual, state last, first, middle name)

116 NEW SOUTH RD	HICKSVILLE	NY	11801
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 7

OATH OR AFFIRMATION

I, LAWRENCE E. MAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAY CAPITAL GROUP LLC, as of 12/31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Sworn to before me 2/25/03

Edward P. Kallen

Notary Public

EDWARD P. KALLEN
Notary Public, State of New York
No. 44-7143600
Qualified in Rockland County
Comm. Expires Sept 30, 2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNNcpa pc

Mr. Lawrence May
May Capital Group, LLC
888 Seventh Ave. Suite 301
New York, NY 10106

In planning and performing my audit of the financial statements of May Capital Group, LLC, (the "Company"), for the year ended December 31,2002, I can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, (under the K-1 exemption) wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts.

This letter is intended for the use of management, the SEC, NASD and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Robert N. Nevitt CPA, P.C.

February 19, 2003

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

MAY CAPITAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

ROBERT N. NEVITT CPA, P.C.

RNNcpa pc

To the Members
May Capital Group, LLC

I have audited the accompanying balance sheets of May Capital Group, LLC as of December 31, 2002 and 2001, and the related statements of operations and member's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Capital Group, LLC as of December 31, 2002 and 2001, and the results of its operations, changes in member's capital and its cash flows for the years then ended in conformity with accounting principles accepted in the United States.

Robert N. Nevitt CPA, P.C.

February 19, 2003

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

MAY CAPITAL GROUP, LLC
BALANCE SHEETS
DECEMBER 31,

ASSETS	2002	2001
Cash	$ 19,956	$ 14,887
Accounts receivable	19,917	14,735
Investment in securities (Note 5)	12,298	12,298
Prepaid expenses	2,355	500
Equipment, net of accumulated depreciation of $12,241 and $11,478, respectively (Note 6)	1,466	394
Total Assets	$ 55,992	$ 42,814
LIABILITIES AND MEMBER'S CAPITAL		
Accrued Liabilities	$ 2,200	$ 4,015
Commitments and Contingencies (Note 9)		
Member's Capital	53,792	38,799
Total Liabilities and Member's Capital	$ 55,992	$ 42,814

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
Income	$109,704	$124,901
Expenses:		
Filing fees	2,545	2,335
Professional fees	7,239	7,065
Insurance	5,450	4,150
Travel and promotion	6,758	5,784
Depreciation (Note 6)	763	532
Interest (income)	(337)	(1,323)
Taxes (Note 7)	(39)	2,515
Rent (Note 8)	7,200	6,000
Consulting fees and outside services	21,365	15,027
	50,944	42,085
Net Income	$ 58,760	$ 82,816

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF MEMBER'S CAPITAL
DECEMBER 31,

	2002	2001
At Beginning	$ 38,799	$ 26,387
Net income	58,760	82,816
	97,559	109,203
Distributions	(43,767)	(70,404)
At End	$ 53,792	$ 38,799

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
Cash Flows From Operating Activities:		
Net income	**$ 58,760**	**$ 82,816**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	763	532
Increase in accounts receivable	(5,182)	(14,735)
Increase in prepaid expenses	(1,855)	(500)
Increase in accrued liabilities	(1,815)	1,915
Net Cash Provided By Operating Activities	**50,671**	**70,028**
Cash Flows (Used In) Financing Activities:		
Purchase of Equipment	(1,835)	-
Member's (distributions)	(43,767)	(70,404)
Net Cash (Used In) Financing Activities:	**(45,602)**	**(70,404)**
Net Increase (Decrease) In Cash	**5,069**	**(376)**
Cash At Beginning	14,887	15,263
Cash At End	**$ 19,956**	**$ 14,887**

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 1 - Organization

In 1999 the Company changed its name to May Capital Group, LLC.

Note 2 - Business Activity

The Company is a fully disclosed broker dealer and is licensed to market mutual funds, variable life insurance, and variable annuities.

Note 3 - Significant Accounting Policies

The Company prepares its financial statement on the accrual basis of accounting whereby revenues and expenses are generally recognized in the year in which they are earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles may require the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 4 - Regulatory Requirements

The Company is in compliance with Rule 15c-3-1 of the Securities and Exchange Act of 1934 with respect to minimum required net capital, which is defined as the greater of $5,000 or 6 2/3% of aggregate indebtedness (see additional information).

No material differences exist between the audited computation of net capital and the Company's corresponding focus Part II A.

There are no material inadequacies in the Company's accounting system, internal accounting control, and procedures for safeguarding securities.

Note 5 - Investment in Securities

During the year ended December 31, 2000, the Company purchased common stock and warrants to purchase common stock in the National Association of Securities Dealers, Inc. ("Nasdaq"), pursuant to the terms and conditions contained in a private placement memorandum.

As these securities have not been registered with the Securities and Exchange Commission (SEC) and the transfer of these securities has been restricted as of the date of these financial statements, no market price is currently determinable. Therefore, this investment is stated at cost.

Note 6 - Depreciation

Depreciation expense is calculated using the straight-line method over a period of five years.

Note 7 - Income Taxes

For federal and state purposes, the Company is taxed as a partnership with the Company's taxable income or loss passing through directly to its members. However, the Company does incur the New York City Unincorporated Business tax.

Note 8 - Related Party Transactions

The following represents charges by an affiliate.

	2002	2001
Rent	$ 7,200	$ 6,000

Note 9 - Commitments & Contingencies

Stock Warrants:

In connection with the Company's participation in the private placement as described in Note 5, the warrants purchased, entitled the Company to purchase common stock in accordance with the following schedule:

Maximum number of shares of common stock subject to exercise	Commencement of exercise period	Termination of exercise period	Exercise price per share of common stock	Maximum additional cost
942	June 28, 2002	June 27, 2003	$13.00	$12,246
942	June 30, 2003	June 25, 2004	$14.00	13,188
942	June 28, 2004	June 27, 2005	$15.00	14,130
942	June 28, 2005	June 27, 2006	$16.00	15,072
3,768				$54,636

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Members of
May Capital Group, LLC

My report on my audits of the basic financial statements of May Capital Group, LLC for 2002 and 2001 precedes the balance sheet. The audit is made for the purpose of forming an opnion on the basic financial statements taken as a whole. The net capital computation is presented to indicate that May Capital Group, LLC is in compliance with Rule 15c-3-1 of the securities and Exchange Act of 1934. Such information, for 2002 and 2001, has been subjected to certain auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 19, 2003

MAY CAPITAL GROUP, LLC
NET CAPITAL COMPUTATION
DECEMBER 31,

	2002	2001
Members' Capital	**$ 53,792**	**$ 38,799**
Restricted Securities	(12,298)	(12,298)
Non-Allowable Assets	(3,821)	(15,629)
Haircut - Exempted Securities	(399)	(298)
Net Capital Computed	**37,274**	**10,574**
Net Capital Required	**(5,000)**	**(5,000)**
Excess Net Capital	**$ 32,274**	**$ 5,574**